

SECUR 13030863 ;ION
Washington, D.C. 20549

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR - 1 2013

Washington DC 402

SEC FILE NUMBER
8-51002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAGLE ONE INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2208 E BROADWAY
(No. and Street)

BISMARCK (City) ND (State) 58501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVE PAULSON 701-223-5394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIDMER ROEL PC
(Name – *if individual, state last, first, middle name*)

4334 18TH AVE S SUITE 101 (Address) FARGO (City) ND (State) 58103 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, DAVE PAULSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE ONE INVESTMENTS, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEON P PADDOCK
Notary Public
State of North Dakota
My Commission Expires December 30, 2014

[signature]
Signature

CHIEF EXECUTIVE OFFICER
Title

[signature] 2-28-12
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
December 31, 2012 and 2011

Eagle One Investments, LLC


Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT AUDITOR'S REPORT

To the Members
Eagle One Investments, LLC
Bismarck, North Dakota

We have audited the accompanying statement of financial condition of **Eagle One Investments, LLC**, (the Company) as of December 31, 2012, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member of
CPAMERICA INTERNATIONAL
Member Crowe Horwath International.
3000 North 14th Street, Suite 3C • Bismarck, ND 58503
Phone: (701) 221-2655 • (866) 494-3637 • Fax: (701) 221-2657 • www.widmerroelcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Eagle One Investments, LLC** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 14 is fairly stated in all material respects in relation to the financial statements as a whole.

The financial statements of **Eagle One Investments, LLC** as of December 31, 2011, were audited by other auditors whose report dated February 27, 2012, expressed an unmodified opinion on those statements.



Fargo, North Dakota
February 28, 2013

Eagle One Investments, LLC
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Current Assets		
Cash and cash equivalents		
Unrestricted	$ 131,561	$ 292,094
Restricted	75,000	75,000
	206,561	367,094
Receivables		
Trade	193,022	278,192
Sales representatives and financial institutions	22,092	47,417
Prepaid expenses	10,853	1,158
Other	181	1,581
Total current assets	432,709	695,442
Sales Representatives Receivable - Long-Term	-	4,967
Property and Equipment, at Cost		
Leasehold improvements	14,762	14,762
Computer and office equipment	67,358	67,358
	82,120	82,120
Accumulated depreciation/amortization	(64,443)	(59,713)
	17,677	22,407
	$ 450,386	$ 722,816
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable - vendor	$ 6,272	$ 19,317
Accrued commissions and rents	195,801	390,645
Estimated accrued settlements	-	25,000
Other accrued liabilities	27,855	7,803
Total current liabilities	229,928	442,765
Members' Equity	220,458	280,051
	$ 450,386	$ 722,816

See Notes to Financial Statements

Eagle One Investments, LLC
Statements of Operations
Years Ended December 31, 2012 and 2011

	2012	2011
Operations		
Revenue		
Commissions	$ 6,540,863	$ 7,274,101
Interest	2,332	7,431
Miscellaneous	74,515	85,503
	6,617,710	7,367,035
Expenses		
Commissions and rents	5,446,463	6,134,325
Management service fees	552,000	574,000
Vendor charges and fees	288,259	158,286
Professional services	105,981	100,818
Dues, fees and subscriptions	47,471	60,200
Office rent and utilities	42,136	42,899
Telephone and internet service	37,314	38,255
Conventions and meetings	27,535	73,495
Consulting	23,400	27,700
Software rental	23,362	19,056
Office and computer supplies	18,728	25,064
Postage	17,897	23,275
Guaranteed payments	15,875	14,375
Licensing and filing	12,530	18,178
Travel	12,184	18,343
Maintenance	11,231	12,387
Equipment rental	6,150	5,716
Depreciation and amortization	4,730	8,084
Insurance	4,257	7,302
State business taxes	2,225	2,654
Meals and entertainment	1,962	2,960
Advertising	981	1,078
Life and health insurance - owners	4	13,413
Miscellaneous	23,320	13,367
	6,725,995	7,395,230
Net loss from operations	(108,285)	(28,195)
Other Income (Loss)		
Other - change of clearing firm	(3,853)	(21,554)
Settlement of early termination fees	(75,000)	-
Net gain (loss) on settlement of claims	(57,455)	(107,748)
	(136,308)	(129,302)
Net Loss	$ (244,593)	$ (157,497)

See Notes to Financial Statements

Eagle One Investments, LLC
Statements of Members' Equity
Years Ended December 31, 2012 and 2011

	Members' Equity
Balance - December 31, 2010	$ 842,343
Net loss	(157,497)
Member units redeemed	(30,700)
Member distributions	(374,095)
Balance - December 31, 2011	280,051
Net loss	(244,593)
Member contributions	185,000
Balance - December 31, 2012	$ 220,458

See Notes to Financial Statements

Eagle One Investments, LLC
Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Operating Activities		
Net loss	$ (244,593)	$ (157,497)
Charges and credits to net loss not affecting cash		
Depreciation and amortization	4,730	8,084
Changes in assets and liabilities		
Receivables	115,462	151,297
Prepaid expenses	(9,695)	-
Other	1,400	(501)
Accounts payable - vendor	(13,045)	12,728
Accrued commissions and rents	(194,844)	(44,886)
Estimated accrued settlements	(25,000)	25,000
Other accrued liabilities	20,052	7,314
Net Cash from (used for) Operating Activities	(345,533)	1,539
Investing Activity		
Purchase of equipment	-	(2,182)
Financing Activities		
Payment for member units redeemed	-	(30,700)
Member contributions	185,000	-
Member distributions	-	(374,095)
Net Cash from (used for) Financing Activities	185,000	(404,795)
Net Change in Cash and Cash Equivalents	(160,533)	(405,438)
Cash and Cash Equivalents at Beginning of Year	367,094	772,532
Cash and Cash Equivalents at End of Year	$ 206,561	$ 367,094

See Notes to Financial Statements

Note 1 - Principal Activity and Significant Accounting Policies

Nature of Business

Eagle One Investments, LLC (Company) was formed March 30, 1998 as an Iowa company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company has offices in North Dakota and Iowa and, through December 31, 2012, had sales representatives in California, Illinois, Iowa, Minnesota, Nebraska, North Dakota, and Wisconsin. The Company's sales representatives resigned and transferred to new broker/dealers as of the close of business on December 31, 2012 (Note 13). The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/ dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's registered representatives and financial institutions.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are generally received within thirty days from the date of the sale of the related investments. The Company regularly monitors all receivable balances and charges bad debt expense with any receivables deemed uncollectible. The Company does not charge interest and does not require collateral on accounts receivable.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal income tax returns prior to fiscal year 2009 are closed.

The Company pays a special state business tax in the State of California and had previously amended several of its state income tax returns in California. The Company's California state income tax returns for the years 2009-2011 are currently open for examination or audit.

In accordance with FASB ASC 740-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2012 and 2011, the Company had no tax positions that would not be upheld under examination.

Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2012 and 2011, there were no interest or penalties recorded in the accompanying financial statements.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Advertising

Costs for advertising are expensed as incurred. Advertising costs totaled $981 and $1,078 in 2012 and 2011, respectively.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash balance is maintained in various bank deposit accounts. One of these accounts is periodically in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all temporary, highly liquid investments and all certificates of deposit to be cash equivalents.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation and amortization are computed using accelerated and straight-line methods over the following estimated useful lives:

Leasehold improvements	39.5 years
Computer and office equipment	5-7 years

Reclassifications

Certain amounts have been reclassified in the 2011 financial statements to be comparative with amounts reported in 2012. These reclassifications have no net effect on members' equity or net income for 2011.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2013, the date which the financial statements were available to be issued.

Note 2 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the brokerage accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer transactions introduced by the Company.

Note 3 - Reserve Requirements

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2012 and 2011, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2012	2011
Net capital ratio	1.71:1	2.96:1
Net capital	$ 134,338	$ 165,853
Net capital requirement	$ 50,000	$ 50,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $50,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

Note 5 - Related Party Transactions

Management Services Agreement

The Company has entered into a management services agreement with EOI Management, Inc., a company related through common ownership. Under the terms of the agreement, EOI Management, Inc. is responsible for the Company's accounting, recordkeeping, determination of commissions, marketing support, compliance monitoring and testing, and various consultation, training, and assistance to be provided to the Company's agents and their customers. Commission amounts paid or owed to the Company's sales agents are determined by EOI Management, Inc. but continue to be paid directly by the Company. This agreement expired on December 31, 2012 and subsequently converted to a month-to-month agreement. During 2012 and 2011, the Company paid $552,000 and $574,000, respectively, in management service fees to EOI Management, Inc. for these services based on varying monthly amounts. At December 31, 2012 and 2011, the Company owed $2,873 and $14, respectively, to EOI Management, Inc. for payment of various items incurred by EOI Management, Inc. in connection with the above services.

Office Lease

The Company leases office space under a monthly operating lease agreement with EOI Land Company, LLC, a company related through common ownership. Terms of the lease call for monthly payments of $2,000 and payment of all real estate taxes and utilities. This lease expired on December 31, 2012 and subsequently converted to a month-to-month agreement. Office lease payments to EOI Land Company, LLC totaled $24,000 each year in 2012 and 2011. At December 31, 2012 and 2011, the Company owed $4,000 and $2,000, respectively, to EOI Land Company, LLC under this lease agreement.

Commissions

Commissions paid to members of the Company totaled $2,145,017 and $2,383,376 in 2012 and 2011, respectively.

Guaranteed Payments

The Company made guaranteed payments of $1,000 to each of thirteen board members for the first five months of 2011. On June 1, 2011, the Company began making guaranteed payments of $250 per month to nine board members for each month of active service on the board. Guaranteed payments totaled $15,875 and $14,375 in 2012 and 2011, respectively.

Receivables from Sales Representatives and Financial Institutions

The Company has a receivable from one of the Company's sales representatives for client settlements paid by the Company on behalf of the sales representative. Payments are expected to be received monthly from the sales representative until the amount is paid in full. The Company's receivable from the sales representative totaled $15,599 and $21,841 at December 31, 2012 and 2011, respectively. Payments are expected to be received by the Company on this receivable after operations as a broker-dealer has ceased (Note 13).

Prior to 2011, the Company loaned $40,000 to one of the Company's sales representatives to assist in the representative's employment transition with the Company. Under the terms of the note receivable, the Company was to retain ten percent of the representative's monthly gross dealer concessions on a bi-monthly basis until the loan was paid in full. At December 31, 2011, the balance of this note receivable was $15,290. This note was paid in 2012.

The Company periodically has receivables from sales representatives and financial institutions resulting primarily from reimbursements owed to the Company from these parties in excess of commissions payable. These receivables totaled $6,493 and $15,253 at December 31, 2012 and 2011, respectively.

Note 6 - Members' Equity

The Company's Operating Agreement provides for three classes of membership interest: Class A, Class B and Class C. The Company is authorized to issue 150,000 Class A units, 860,000 Class B units, and 500,000 Class C undesignated units. The Company may also issue partial units. The number of Class A units may not be increased without the affirmative vote of 80% or more of the outstanding Class A units. Only Class A members may vote or participate in the management of the Company. Each Class A member has only one vote, regardless of the amount of their capital contribution or the number of units owned. All classes share in the profits, losses and distributions of the Company according to their respective membership interest. Each member's liability is limited to the amount of their contribution. The Company has the option to purchase members' units upon the occurrence of certain events as defined by the Operating Agreement. In accordance with the provisions of the Operating Agreement, the Company converted 30,000 Class A units to Class B units and converted 10,000 Class B units to Class A units during 2012, and converted 60,000 Class A units to Class B units during 2011.

During 2012, the Company amended its Operating Agreement to recognize that, in exchange for capital contributions, Class C units would have a priority upon liquidation of the Company only to the extent of the contributed capital pertaining to those shares.

A summary of membership interests by class at December 31, 2012 and 2011 is as follows:

	2012		2011	
	Units	Cost	Units	Cost
Membership interests				
Class A	50,000	$ 50,000	70,000	$ 70,000
Class B	331,746	394,656	241,746	304,656
Class C	115,000	115,000	-	-
	496,746	$ 559,656	311,746	$ 374,656

Note 7 - Life Insurance

The Company was the beneficiary to various life insurance policies on several members of the Company. These policies were term life policies and had no cash surrender value. In prior years, the Company was the full beneficiary on these policies. During 2011, the Company elected to reduce the amounts of its contributions to the policies by one half with a corresponding decrease in the amount of insurance. Insured members could elect to pay one half of the premiums to retain the full amount of insurance coverage. Under this election, both the member and the Company would be fifty percent beneficiaries in the policy. The face value of the policies on members totaled $4,517,000 at December 31, 2011. The beneficiary amounts of Company under these policies totaled $2,636,000 at December 31, 2011. These policies were terminated in 2012.

Note 8 - Operating Leases

The Company leases software under a monthly operating lease. A portion of the lease payments are reimbursed to the Company from sales representatives utilizing the software. Payments under this lease, after reimbursements from sales representatives, totaled $23,362 and $19,056 in 2012 and 2011, respectively.

The Company leases office and computer equipment under monthly operating leases. Payments under these leases totaled $6,150 and $5,716 in 2012 and 2011, respectively.

Note 9 - Change of Clearing Firm

During 2011, the Company changed its clearing firm from Mesirow Financial to National Financial Services, LLC (National Financial). The Company incurred total costs of $3,853 and $21,554, including legal fees, in connection with this change in 2012 and 2011, respectively.

Under the terms of the new agreement, the Company was required to remain with National Financial through August, 2018. In the event the Company terminated the agreement prior to August, 2018 for any reason other than those permitted by the agreement, the Company would incur early termination fees to National Financial. During 2012, the Company terminated the agreement with National Financial and paid $75,000 to National Financial in full settlement of all early termination fees.

Note 10 - Restricted Cash Balance

Under the terms of the Company's clearing agreement with National Financial, the Company is required to maintain funds in a deposit account at the clearing firm. Funds in the account may be used to cover any insufficiency in the Reserve for Bad Debt Account, as defined by the agreement. At December 31, 2012 and 2011, the Company had restricted cash balances under this agreement of $75,000.

Note 11 - Arbitration and Potential Claims

During 2011, the Company was notified that it had been named as a party in a FINRA arbitration hearing involving claims by the bankruptcy trustee relating to losses incurred from investments in a specific product. The majority of this claim was paid by the Company's errors and omissions insurance policy in 2012. This claim was settled in 2012 for a net cost of $19,200 to the Company after receipt of insurance proceeds of $220,800.

During 2011, the Company was made aware of misconduct by an employee of a financial institution in which the Company maintains an office. The employee was also a registered representative of the Company. The Company was not named in any claims relating to the misconduct; however, the Company has incurred legal fees of $17,683 and $82,748 relating to this matter in 2012 and 2011, respectively. In addition, the Company had recorded a liability for the full amount of its deductible of $25,000 under the applicable policy in 2011.

During 2012, the Company was named in an arbitration claim involving misconduct and unsuitable investments for a client. This claim was settled in 2012 at a total settlement cost of $27,500. In addition, the Company incurred legal fees of $12,598 relating to this matter in 2012.

The resulting gain (loss) from these claims consists of the following: -

	2012	2011
Funds received		
Proceeds from fidelity bond insurance and other third parties	$ 607,051	$ -
Costs incurred		
Payments for settlements	659,225	-
Accrual/reversal of insurance deductible	(25,000)	25,000
Legal fees	30,281	82,748
Total costs incurred	664,506	107,748
Net gain (loss) on arbitration and potential claims	$ (57,455)	$ (107,748)

Note 12 - Contingency

The Company is currently negotiating an agreement with Securities America Financial Corporation (Securities America) which, if approved, would provide that Securities America would pay the Company a recruitment fee estimated at $245,745 in connection with the transfer of several of the Company's sales representatives to Securities America. As of February 28, 2013, this agreement had not yet been finalized.

Note 13 - Subsequent Event – Termination of Operations

During 2012, the Company provided notice to FINRA that it intends to cease operations as a registered broker-dealer in 2013. The anticipated date for the Company to cease operations is April 1, 2013. Costs required to finalize operations and liquidate the Company are expected to be minimal. All receivables are expected to be collected and all liabilities paid by the Company upon, or prior to, liquidation. The Company estimates that funds received from the sale of fixed assets will be approximately equal to the net carrying value of those assets. All remaining equity amounts are to be distributed to the members in accordance with the Operating Agreement upon liquidation.

Supplementary Information
December 31, 2012 and 2011

Eagle One Investments, LLC

Eagle One Investments, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Net Capital		
Total members' equity from the statement of financial condition	$	220,458
Deductions		
Nonallowable assets		
Net commissions receivable in excess of liabilities		(34,268)
Receivables from non-customers		(22,092)
Haircuts on securities		-
Clearing firm unsecured debits		(1,049)
Equipment		(17,677)
Prepaid expenses and other assets		(11,034)
Net capital	$	134,338
Computation of Basic Net Capital Requirements		
Minimum net capital required - greater of 6-2/3% times aggregate indebtedness or $50,000	$	50,000
Excess net capital	$	84,338
Excess net capital at 1,000% (Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required)	$	74,338
Aggregate Indebtedness		
Total aggregate indebtedness included in the statement of financial condition	$	229,928
Other unrecorded amounts		-
Total aggregate indebtedness	$	229,928
Ratio of aggregate indebtedness to net capital		1.71:1
Reconciliation with Company'S Computation		
Net capital per Part II of Form X-17A-5, as originally filed	$	134,338
Net year end adjustments		-
	$	134,338


Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Members
Eagle One Investments, LLC
Bismarck, North Dakota

In planning and performing our audit of the financial statements of **Eagle One Investments, LLC** (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

3000 North 14th Street, Suite 3C • Bismarck, ND 58503
Phone: (701) 221-2655 • (866) 494-3637 • Fax: (701) 221-2657 • www.widmerroelcpa.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in **Eagle One Investments, LLC's** internal control to be a significant deficiency:

Segregation of Duties
The limited number of office personnel prevents a proper segregation of accounting functions necessary to assure adequate internal control. This is not unusual in an organization of your size, but management should constantly be aware of this condition and realize that the concentration of duties and responsibilities in a limited number of individuals is not desirable from a control point of view. Under these circumstances, the most effective controls lie in management's knowledge of the operations.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Fargo, North Dakota
February 28, 2013


Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Eagle One Investments, LLC
Bismarck, North Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by **Eagle One Investments, LLC** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating **Eagle One Investments, LLC's** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). **Eagle One Investments, LLC's** management is responsible for **Eagle One Investments, LLC's** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Widmer Roel PC

Fargo, North Dakota
February 28, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

Check Number	Check Date		Amount	SIPC Collection Agent
9628	7/30/2012	$	1,653	*
9921	1/31/2013	$	1,647	*

* Checks were sent to: Securities Investor Protection Corporation
P.O. Box 92185
Washington, DC 20090-2185